Press Release	Source: Hesperia Holding, Inc.

Hesperia Holding, Inc. Appoints Senior Vice President of Operations

Wednesday July 21, 5:30 am ET

HESPERIA, Calif., July 21 /PRNewswire-FirstCall/ -- HESPERIA HOLDING, INC. (OTC Bulletin Board: HSPR - News) announced today the addition of Gene Cloud as Senior Vice President of Operations for Hesperia Holding, Inc. Mr. Cloud comes with extensive managerial and organizational experience in the lumber and building component industries. His experiences while working for Universal Forest Products, Inc will allow Hesperia Holding, Inc the opportunity to explore product diversification and modernization of its existing lines.

Don Shimp, President of Hesperia Holding, Inc., stated, "We are extremely pleased Mr. Cloud has agreed to join our management team. Gene's years of experience in the lumber industry, plus his many relationships developed during his previous tenor will be integral in taking our company from a leading regional entity to a leading national enterprise in the Truss industry. Mr. Cloud will be primarily focused on bringing our newest division, Pahrump Valley Truss, Inc. on line and on track towards success."

Gene Cloud stated, "I am very happy to be joining the Hesperia Holding, Inc.'s team and look forward to working with everybody in building a large dynamic organization which will have a significant impact on the building industry within our market area"

Hesperia Holding, Inc., through its wholly owned subsidiary, Hesperia Truss Inc., designs, engineers and manufactures roof and floor trusses that serve both the residential and commercial construction industry. Hesperia Truss was founded in 1993 in Hesperia, California by Don Shimp and Mark Presgraves. The Company has since grown to annual revenues of $6.48 million in 2002 and $8.6 million in 2003. The Company's market area includes the fast-growing markets of California and Nevada. HSPR currently employs approximately 110 employees and is looking to expand its reach by setting up strategically located truss yards in rapidly expanding markets.

This press release may contain forward-looking information within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities and Exchange Act of 1934 and is subject to the safe harbor created by these sections. Hesperia Truss, Inc. assumes no obligation to update the information contained in this press release. Certain information included herein may contain statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as operating costs, capital spending, financial sources and the effects of competition. Such forward-looking information is subject to changes and variations which are not reasonably predictable and which could significantly affect future results. Accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company.

For further information, please contact: Investor Relations, Fred Smith of Hesperia Holding, Inc., +1-760-947-1378.

Source: Hesperia Holding, Inc.